                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 12)
                             --------------------

                               STAR STRUCK, LTD.
------------------------------------------------------------------------------

                               (Name of Issuer)

                         Common Stock, $1.00 Par Value
------------------------------------------------------------------------------

                        (Title of Class of Securities)

                                 847660107000
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                                (CUSIP Number)

                      Peter Nisselson, Star Struck, Ltd.
        1865 Palmer Avenue, Larchmont, New York  10538, (914) 833-0649
------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    7/23/01
------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13D-1(e), 240.13D-1(f) or 240.13-1(g), check the following box[ ].

  NOTE: Schedules filed in papers format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                 SCHEDULE 13D

CUSIP No.     847660107000
1  NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Peter Nisselson
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
------------------------------------------------------------------------------

3  SEC USE ONLY

------------------------------------------------------------------------------

4  SOURCE OF FUNDS
    PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)         [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.
------------------------------------------------------------------------------

7  SOLE VOTING POWER
              778,652
NUMBER OF     ----------------------------------------------------------------

   SHARES            8  SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                  0
   EACH          -------------------------------------------------------------

  REPORTI        9  SOLE DISPOSITIVE POWER
 PERSON WITH

                          0
------------------------------------------------------------------------------

                10  SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       778,652
------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[]

-----------------------------------------------------------------------------
        13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.4%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
         IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

         Common Shares, $1.00 par value per share, of Star Struck, Ltd., which has its principal executive offices at 1865 Palmer Avenue, Larchmont, NY 10538.

Item 2.  Identity and Background
         -----------------------

         (a)  Peter Nisselson.

         (b)  1865 Palmer Avenue, Larchmont, NY 10538.

         (c) Chairman of the Board, Director and Secretary of Star Struck, Ltd.


         (d)-(e) Mr. Nisselson has not during the last five years been convicted of a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  U.S. citizenship.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Between July 2 and July 23, 2001, Mr. Nisselson acquired 24,000 shares for an aggregate purchase price of $18,800. All funds for such purchases were obtained from personal funds of Mr. Nisselson.


Item 4.   Purpose of Transaction
          ----------------------

          The purpose of the transactions is to increase the number of shares owned by Mr. Nisselson and held for investment purposes.

          Mr. Nisselson may from time to time purchase additional shares in the public market.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          (a)  778,652 shares, constituting 38.4%.
          (b) Items 7, 8, 9 and 10 of the second part of the cover page are hereby incorporated by reference.
          (c) Between July 2 and July 23, 2001, Mr. Nisselson made the following purchases:


  Date of                              Number of                             Price
  Transaction                          Shares                                per share($)
  -----------                          ----------                            ------------
   7/02/01                                5,000                                  .75
   7/03/01                                2,000                                  .75
   7/03/01                                3,000                                  .80
   7/10/01                                2,000                                  .775
   7/11/01                                2,000                                  .80
   7/20/01                                5,000                                  .80
   7/23/01                                5,000                                  .80
                                          ------
                                          24,000



Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of
         the Issuer
         -------------------------------------------

         On August 7, 2000, Mr. Nisselson purchased from the Company the Company's $666,000 10% Promissory Note dated August 7, 2000 due on August 31, 2003, together with a Common Stock Purchase Warrant to purchase up to 333,000 shares of the Company's Common Stock at an exercise price of $2 per share, expiring July 31, 2005. Contemporaneously, Kenneth Karlan and Marilyn Karlan (Mr. Karlan's mother) also purchased from the Company additional 10% Promissory Notes and Common Stock Purchase Warrants. In connection with these purchases, the Company entered into a Registration Rights Agreement dated August 7, 2000, with Mr. Nisselson Mr. Karlan and Mrs. Karlan granting them the right to cause the Company to register with the Securities and Exchange Commission shares of the Company's Common Stock issuable upon the exercise of such Common Stock Purchase Warrants.

    Mr. Nisselson has no other currently effective contract arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, loans, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------
      A.  $666,000 10% Promissory Note of the Company due August 31, 2003.
      B.  Common Stock Purchase Warrant to purchase 333,000 shares of Common
          Stock.
      C.  Registration Rights Agreement dated August 7, 2000.

                                   Signature
                                  ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2001

                                                S/Peter M. Nisselson
                                                ---------------------
                                                Peter M. Nisselson